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CUSIP NO. 431155 10 0     13D        PAGE 1


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  HIGHTEC, INC.
                                (Name of Issuer)

           Securities registered pursuant to Section 12(b) of the Act:
                         Common Stock, $0.001 per share

           Securities registered pursuant to Section 12(g) of the Act:

                                      None
                                      ----
                         (Title or Class of Securities)

                                   431155 10 0
                                   -----------
                                 (CUSIP Number)

                                Larry A. Stockett
                                    President
                                  Hightec, Inc.
                             99 Marinero Circle #201
                                Tiburon, CA 94920
                                -----------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                November 20, 1996
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(b) (3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7)

The information required in the remainder of this cover page (the page numbered 2 herein) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP NO. 431155 10 0     13D         PAGE 2

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  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Larry A. Stockett
       I.R.S. Identification No.: ###-##-####
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS

         PF, OO

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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)             [  ]

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

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     NUMBER OF       7    SOLE VOTING POWER
      SHARES                    4,793,243
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY               0
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING               4,793,243
      PERSON         10   SHARED DISPOSITIVE POWER
       WITH                 0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,793,243
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CUSIP NO. 431155 10 0     13D        PAGE 3


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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [  ]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        60%

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  14  TYPE OF REPORTING PERSON

        IN

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ITEM 1.      SECURITY AND ISSUER

    The class of equity securities to which this Statement relates is the common stock, $.001 par value per share (the "Common Stock"), of Hightec, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 99 Marinero Circle #201, Tiburon, CA 94920.

ITEM 2.      IDENTITY AND BACKGROUND

    (a)   This Statement is being filed by Larry A. Stockett.

    (b)   99 Marinero Circle, Tiburon, CA 94920

   (c) President, IPO Network, Inc. President and majority shareholder of venture capital company engaged in publishing, software, internet related
businesses.   99 Marinero Circle #201, Tiburon, CA 94920.

   (d) During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer, director, or controlling person of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

    (e) Mr. Stockett has been an entrepreneur and venture capitalist for over 30 years. He has been involved in hundreds of projects and personally conducted 12 mergers and acquisitions. He has been involved in a number of projects which have not achieved their projected goals and has a regulatory history which has included a federal injunction and two state consent decrees for allegedly violating the disclosure and exemption requirements of complex federal and state securities laws. A summary of these regulatory matters follows. At all times, Mr. Stockett believed that he was complying with securities laws, and relied on a series of corporate counsel opinions for each of the transactions in which he received regulatory complaints

      A complaint was filed alleging Mr. Stockett violated securities laws in 1983 relating to the $5 million Initial Public Offering of his first public company, PC Telemart. A litigation naming Prescott Ball and Turbin (subsidiary of Fireman's Fund) and Mr. Stockett as co-defendants was commenced and he was released as a defendant after the discovery stage. Subsequently a similar complaint was filed by the SEC and Mr. Stockett chose not to defend the law suit since the company's assets had been sold to Xerox
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CUSIP NO. 431155 10 0     13D        PAGE 4


Corporation and PC Telemart was no longer in business. Mr. Stockett had exhausted his financial resources in his successful legal defense of the first law suit. In order to avoid the additional time and legal expense associated with another potential litigation, Mr. Stockett settled the Government's complaint by accepting a consent decree and permanent injunction from violating securities laws, without admitting or denying that he had violated them in the first place. Mr. Stockett had not sold any of his personal shares and had lost his entire investment along with other shareholders. Mr. Stockett did not receive any fine or restriction from serving as an officer or director of a public company in the future.

      A complaint filed by the California Securities Commission alleged that Mr. Stockett's company sold securities without a registration statement or exemption in the State of California in conjunction with the acquisition of three long distance telephone companies in 1987, made by his company, Fibernet Communications Corporation. Mr. Stockett relied on opinion of counsel that each of the acquisitions was exempt from registration. The California Corporation Commission claimed that the offerings should be integrated, thus exceeding the number of shareholders that could be solicited in a single exempt transaction. Since the transactions involved a stock for stock exchange with no cash sales and all shareholders desired to complete the transactions after being offered the right to rescind, Mr. Stockett agreed to a $1,000 fine and consent decree in which he agreed not to violate California Securities Regulations in the future, without admitting or denying that he violated such regulations in the first place.

               In 1991, Mr. Stockett filed a personal bankruptcy after receiving a default judgment of $5 million in conjunction with a real estate transaction which he personally guaranteed in 1987. Mr. Stockett's bankruptcy was brought about by the collapse in real estate values of the real estate purchased in the transaction and the collapse in value of his collateral stock.

               In April, 1996 Mr. Stockett entered a consent decree with the State of Oregon relating to OTC Emerging Growth Fund. The State of Oregon alleged that the private placement offering memorandum omitted material disclosures and was advertised on the nationally syndicated IPO Television and Radio Shows causing them to disallow the private placement exemption. Mr. Stockett relied on the advice of experienced securities counsel who also served on the Board of Directors and prepared the offering memorandum. The State of Oregon subsequently determined that no exemption was available under Oregon securities law and that the investors were not provided with adequate disclosure of Mr. Stockett's prior regulatory history or personal financial bankruptcy. Mr. Stockett was fined 15,000 with $10,000 waived.

    (f)       U.S.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A promissory note for $160,000 secured by a lockup and escrow agreement for the shares being purchased was the consideration. Mr. Stockett plans to pay for the promissory note with the proceeds of a personal loan from a private source to be secured by a portion of the shares to be released from escrow at the close of escrow.

ITEM 4.      PURPOSE OF TRANSACTION

The purpose of the transaction was to permit the Reporting Person to acquire 60% ownership interest of Hightec, Inc. and to allow designated accredited investors to acquire 25% ownership interest. No designated accredited investor acquired more than 5% ownership interest. No designated investor acted as a member of a group or had any affiliation with the Reporting Person.
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CUSIP NO. 431155 10 0     13D        PAGE 5


Under the terms of the agreements, the Buyer, Larry A. Stockett and his designees, collectively purchased 85% of the outstanding stock of the Company from EFM Venture Group, Inc., and Complete Security Service Defined Benefits Pension Trust, the Sellers.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

    (a) The Reporting Person has been informed by the Issuer that there were 7,992,000 issued and outstanding shares of Common Stock as of November 20, 1996. The Reporting Person is the beneficial owner as of November 20, 1996 of 4,793,243 shares of Common Stock, which represents approximately 60% of the issued and outstanding shares of Common Stock .

    (b) The Reporting Person has the sole power to vote 4,793,243 shares, which represents approximately 60% of the issued and outstanding shares of Common Stock.

    (c) Not applicable

    (d) Not applicable.

    (e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

A copy of the Stock Purchase and Escrow Agreement, Security Agreement, Promissory Note, and Stock Escrow Agreement, all dated November 20, 1996 are attached as exhibits 7.1, 7.2, 7.3, and 7.4 respectively.

Mr. Stockett signed a promissory note to purchase the stock. Mr. Stockett is the beneficial owner of 60% of the previously issued and outstanding shares of the Company. The selling shareholders also agreed to a lock up agreement for the remaining shares which they personally retained (with the certificates to be held in escrow) limiting the number of remaining shares owned by them which could be sold during any 90 day period following the payment of the promissory note and close of escrow without the express written permission of Mr. Stockett. On December 16, 1996 Mr. Stockett permitted the release of 112,000 shares from the escrow because of the limited float available in the market. A copy of the escrow instructions is attached as
Exhibit 7.5.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

           7.1 Stock Purchase and Escrow Agreement, November 20, 1996 between EFM Venture Group, Inc., Complete Security Service Defined Benefits Pension Trust, collectively referred to as "Sellers", and Larry A. Stockett and his designees collectively referred to as Buyers, and Hightec, Inc.

           7.2   Security Agreement, Promissory Note, November 20, 1996

           7.3   Stock Escrow Agreement, November 20, 1996

           7.4   Promissory Note, November 20, 1996

           7.5   Escrow Instructions, effective December 16, 1996